EX. 99.77O-Transactions effected pursuant to Rule 10f-3

1.Name of Underwriter From Who Purchased:

Salomon Smith Barney


2.Name of Underwriting syndicate members:

Goldman Sachs
Bank of America
Gerard Klauer Mattison
JP Morgan
Salomon Smith Barney
UBS Warburg


3.Name of Issuer:

Metro-Goldman-Mayer Inc.


4.Title of Security:

Metro-Goldman-Mayer Inc.


5.Date of First Offering:

03/13/02


6.Dollar Amount Purchased:

$4,620.00


7.Number of Shares Purchased:

280 Shares


8.Price Per Unit:

$16.50